EXHIBIT 4.2
DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

General
Heritage's authorized capital stock consists of:
•50,000,000 shares of common stock, no par value per share; and
•2,500,000 shares of preferred stock, no par value per share.
As of December 31, 2023, there were 34,906,233 shares of our common stock outstanding, and no shares of our preferred stock outstanding. Heritage’s common stock is traded on NASDAQ under the symbol “HFWA.” The transfer agent and registrar for our common stock is Computershare Inc.
Common Stock
Each share of Heritage common stock has the same relative rights and is identical in all respects with each other share of Heritage common stock. Heritage common stock represents non-withdrawable capital, is not of an insurable type and is not insured by the Federal Deposit Insurance Corporation or any other government agency.
Subject to any prior rights of the holders of any preferred or other stock of Heritage then outstanding, holders of Heritage common stock are entitled to receive such dividends as are declared by the board of directors of Heritage out of funds legally available for dividends.
Except with respect to greater than 10% shareholders, full voting rights are vested in the holders of Heritage common stock and each share is entitled to one vote. See “—Anti-Takeover Effects—Restrictions on Voting Rights.” Subject to any prior rights of the holders of any Heritage preferred stock then outstanding, in the event of a liquidation, dissolution or winding up of Heritage, holders of shares of Heritage common stock will be entitled to receive, pro rata, any assets distributable to shareholders in respect of shares held by them. Holders of shares of Heritage common stock will not have any preemptive rights to subscribe for any additional securities which may be issued by Heritage, nor do they have cumulative voting rights.
Preferred Stock
The following summary contains a description of the general terms of the preferred stock that we may issue. The specific terms of any series of preferred stock offered by us for sale will be described in the prospectus supplement relating to that series of preferred stock. The terms of any series of preferred stock may differ from the terms described below. Certain provisions of the preferred stock described below and in any prospectus supplement are not complete. You should refer to the applicable articles of amendment to our articles of incorporation with respect to the establishment of a series of preferred stock, which will be filed with the SEC in connection with the offering of such series of preferred stock.
General. Our articles of incorporation permit our board of directors to authorize the issuance of up to 2,500,000 shares of preferred stock, no par value, in one or more series, without shareholder action. The board of directors can fix the designation, powers, preferences and rights of each series. Therefore, without shareholder approval (except as may be required by the rules of the NASDAQ Stock Market or any other exchange or market on which our securities may then be listed or quoted), our board of directors can authorize the issuance of preferred stock with voting, dividend, liquidation and conversion and other rights that could dilute the voting power or other rights or adversely affect the market value of the common stock and may assist management in impeding any unfriendly takeover or attempted change in control. See “—Anti-Takeover Effects – Authorized Shares.”
The preferred stock has the terms described below unless otherwise provided in the prospectus supplement relating to a particular series of the preferred stock. You should read the prospectus supplement relating to the particular series of the preferred stock being offered for specific terms, including:
•the designation of the series of preferred stock and the number of shares offered;
•the amount of liquidation preference per share, if any;
•the price at which the preferred stock will be issued;
•the dividend rate, or method of calculation, the dates on which dividends will be payable, whether dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will commence to cumulate;
•any listing of the preferred stock being offered on any securities exchange or other securities market;
•any voting rights;
•any redemption or sinking fund provisions;
•any conversion provisions;
•whether interests in the preferred stock being offered will be represented by depository shares; and
•any other specific terms of the preferred stock being offered.
Upon our receipt of the full specified purchase price, the preferred stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the prospectus supplement, each series of preferred stock will rank equally as to dividends and liquidation rights in all respects with each other series of preferred stock. The rights of holders of shares of each series of preferred stock will be subordinate to those of our general creditors.
Rank. Any series of the preferred stock will, with respect to the priority of the payment of dividends and the priority of payments upon liquidation, winding up and dissolution, rank:

•senior to all classes of common stock and all equity securities issued by us, the terms of which specifically provide that they will rank junior to the preferred stock (referred to as the “junior securities”);
•equally with all equity securities issued by us, the terms of which specifically provide that they will rank equally with the preferred stock (referred to as the “parity securities”); and
•junior to all equity securities issued by us, the terms of which specifically provide that they will rank senior to the preferred stock.
Dividends. Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by our board of directors, cash dividends at such rates and on such dates described, if any, in the applicable prospectus supplement. Different series of preferred stock may be entitled to dividends at different rates or based on different methods of calculation. The dividend rate may be fixed or variable or both. Dividends will be payable to the holders of record as they appear on our stock books on record dates fixed by our board of directors, as specified in the applicable prospectus supplement.
Dividends on any series of the preferred stock may be cumulative or noncumulative, as described in the applicable prospectus supplement. If our board of directors does not declare a dividend payable on a dividend payment date on any series of noncumulative preferred stock, then the holders of that noncumulative preferred stock will have no right to receive a dividend for that dividend payment date, and we will have no obligation to pay the dividend accrued for that period, whether or not dividends on that series are declared payable on any future dividend payment dates. Dividends on any series of cumulative preferred stock will accrue from the date we initially issue shares of such series or such other date specified in the applicable prospectus supplement.
No full dividends may be declared or paid or funds set apart for the payment of any dividends on any parity securities unless dividends have been paid or set apart for payment on the preferred stock. If full dividends are not paid, the preferred stock will share dividends pro rata with the parity securities. No dividends may be declared or paid or funds set apart for the payment of dividends on any junior securities unless full cumulative dividends for all dividend periods terminating on or prior to the date of the declaration or payment will have been paid or declared and a sum sufficient for the payment set apart for payment on the preferred stock.
Rights Upon Liquidation. If we dissolve, liquidate or wind up our affairs, either voluntarily or involuntarily, the holders of each series of preferred stock will be entitled to receive, before any payment or distribution of assets is made to holders of junior securities, liquidating distributions in the amount described in the applicable prospectus supplement relating to that series of the preferred stock, plus an amount equal to accrued and unpaid dividends and, if the series of the preferred stock is cumulative, for all dividend periods prior to that point in time. If the amounts payable with respect to the preferred stock of any series and any other parity securities are not paid in full, the holders of the preferred stock of that series and of the parity securities will share proportionately in the distribution of our assets in proportion to the full liquidation preferences to which they are entitled. After the holders of preferred stock and the parity securities are paid in full, they will have no right or claim to any of our remaining assets.
Because we are a holding company, our rights and the rights of our creditors and of our shareholders, including the holders of any shares of preferred stock then outstanding, to participate in the assets of any subsidiary upon the subsidiary’s liquidation or recapitalization will be subject to the prior claims of the subsidiary’s creditors except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary.
Redemption. We may provide that a series of the preferred stock may be redeemable, in whole or in part, at our option or at the option of the holder of the stock. In addition, a series of preferred stock may be subject to mandatory redemption pursuant to a sinking fund or otherwise. The redemption provisions that may apply to a series of preferred stock, including the redemption dates and the redemption prices for that series, will be described in the prospectus supplement.
In the event of partial redemptions of preferred stock, whether by mandatory or optional redemption, our board of directors will determine the method for selecting the shares to be redeemed, which may be by lot or pro rata or by any other method determined by our board of directors to be equitable.
On or after a redemption date, unless we default in the payment of the redemption price, dividends will cease to accrue on shares of preferred stock called for redemption. In addition, all rights of holders of the shares will terminate except for the right to receive the redemption price.
Unless otherwise specified in the applicable prospectus supplement for any series of preferred stock, if any dividends on any other series of preferred stock ranking equally as to payment of dividends and liquidation rights with such series of preferred stock are in arrears, no shares of any such series of preferred stock may be redeemed, whether by mandatory or optional redemption, unless all shares of preferred stock are redeemed, and we will not purchase any shares of such series of preferred stock. This requirement, however, will not prevent us from acquiring such shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.
Voting Rights. Unless otherwise described in the applicable prospectus supplement, holders of the preferred stock will have no voting rights except as otherwise required by law or in our articles of incorporation.
Under regulations and interpretations adopted by the Board of Governors of the Federal Reserve System, referred to as the Federal Reserve Board, and its staff, if the holders of any series of preferred stock are or become entitled to vote for the election of directors, such series will be deemed a class of voting securities, and a company holding 25% or more of the series, or a lesser percentage if it otherwise exercises a “controlling influence” over us, will be subject to regulation as a bank holding company under the Bank Holding Company Act of 1956, as amended. In addition, at the time the series is deemed a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended, to acquire or retain more than 5% of that series. Any other person

(other than a bank holding company), either individually or acting through or in concert with others, will be required to obtain the non-objection of the Federal Reserve Board under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of that series.
Exchangeability. We may provide that the holders of shares of preferred stock of any series may be required at any time or at maturity to exchange those shares for our debt securities. The applicable prospectus supplement will specify the terms of any such exchange.
Anti-takeover Effects
The provisions of our articles of incorporation, our bylaws, and Washington law summarized in the following paragraphs may have anti-takeover effects and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult.
Authorized Shares. Our articles of incorporation authorize the issuance of 50,000,000 shares of common stock and 2,500,000 shares of preferred stock. These shares of common stock and preferred stock provide our board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the exercise of employee stock options. However, these additional authorized shares may also be used by the board of directors consistent with its fiduciary duty to deter future attempts to gain control of us. The board of directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the board of directors has the power to the extent consistent with its fiduciary duty to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of us, and thereby assist members of management to retain their positions.
Restrictions on Voting Rights. Our articles of incorporation provide for restrictions on voting rights of shares owned in excess of 10% of any class of our equity securities. Specifically, our articles of incorporation provide that if any person or group acting in concert acquires the beneficial ownership of more than 10% of any class of our equity securities without the prior approval by a two-thirds vote of our “Continuing Directors,” (as defined therein) then, with respect to each vote in excess of 10% of the voting power of our outstanding shares of voting stock which such person would otherwise have been entitled to cast, such person is entitled to cast only one-hundredth of one vote per share. Exceptions from this limitation are provided for, among other things, any proxy granted to one or more of our “Continuing Directors” and for our employee benefit plans. Under our articles of incorporation, the restriction on voting shares beneficially owned in violation of the foregoing limitations is imposed automatically, and the articles of incorporation provide that a majority of our Continuing Directors have the power to construe the forgoing restrictions and to make all determinations necessary or desirable to implement these restrictions. These restrictions would, among other things, restrict voting power of a beneficial owner of more than 10% of our outstanding shares of common stock in a proxy contest or on other matters on which such person is entitled to vote.
Board of Directors. Our articles of incorporation provide that the size of the board of directors is not less than five or more than 25 as set in accordance with the bylaws. In accordance with the bylaws, the number of directors is currently set at 13. The articles of incorporation provide that any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, will be filled by a vote of two-thirds of the directors then in office and any director so chosen will hold office until the next annual meeting. The articles of incorporation further provide that a director may be removed from the board of directors prior to the expiration of his term only for cause and only upon the vote of the holders of 66-2/3% of the total votes eligible to be cast thereon. In the absence of this provision, the vote of the holders of a majority of the shares could remove the entire board of directors, but only with cause, and replace it with persons of such holders’ choice.
Cumulative Voting, Special Meetings and Action by Written Consent. Our articles of incorporation do not provide for cumulative voting for any purpose. Our bylaws provide that special meetings of shareholders may be called only by the Chairman of the board of directors, our Chief Executive Officer, a majority of the board of directors, or any shareholder or shareholders holding in the aggregate at least ten percent of all shares entitled to vote at the special meeting. The Washington Business Corporation Act provides that any action taken by written consent in lieu of a shareholder meeting must receive the consent of all shareholders entitled to vote on the action.
Shareholder Vote Required to Approve Business Combinations with Principal Shareholders. The articles of incorporation require the approval of the holders of at least 66-2/3% of the total shares attributable to persons other than a “Control Person”, considered as one class, to approve certain “Business Combinations” involving a Control Person except in cases where the proposed transaction has been approved in advance by a majority of the “Continuing Directors” or certain fair price and procedure criteria have been met. The term “Control Person” includes any individual, corporation, partnership or other person or entity which, together with the affiliates and associates of such person or entity, owns beneficially 20% or more of the outstanding shares of the common stock of Heritage or an affiliate or associate of such person or entity. The term “Continuing Director” means a director of Heritage who was a director prior to the time when the Control Person became the beneficial owner of 10% or more of the outstanding shares of the common stock of Heritage or who was designated as a Continuing Director before initially becoming a director by a majority of the Continuing Directors. The term “Business Combination” is defined to include: (i) any merger or consolidation of Heritage with or into a Control Person; (ii) any sale, lease, exchange, transfer, or other disposition of 10% or more of the assets of Heritage , or of a subsidiary, to a Control Person; (iii) any merger or consolidation of a Control Person with or into Heritage or a subsidiary of Heritage; (iv) any sale, lease, exchange, transfer, or other disposition of 10% or more of the assets of a Control Person to Heritage or a subsidiary of Heritage; (v) the issuance of any securities of Heritage or a subsidiary of Heritage Person; (vii) any reclassification of common stock of Heritage, or any recapitalization involving the common stock of Heritage consummated within five years after a Control Person becomes a Control Person; or (viii) any agreement or other arrangement providing for any of the foregoing.
Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the WCBA prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with an “Acquiring Person” who acquires 10% or more of the voting securities of a target corporation for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the date of the acquisition or, at or subsequent to the date of the acquisition, the transaction is approved by a majority of the members of the target corporation’s board of directors and authorized at a shareholders’ meeting by the vote of at least two-thirds of the outstanding voting shares of the target corporation, excluding shares owned or controlled by the Acquiring Person. The prohibited transactions include, among others, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the Acquiring Person, termination of 5% or more of the employees of the target corporation as a result of the Acquiring Person’s acquisition of 10% or more of the shares, or allowing the Acquiring Person to receive any disproportionate benefit as a shareholder. After the five-year period during which significant business transactions are prohibited, certain significant business transactions may occur if certain “fair price” criteria or shareholder approval requirements are met. Target corporations include all publicly-traded corporations incorporated under Washington law, as well as publicly traded foreign corporations that meet certain requirements.
Amendment of Articles of Incorporation and Bylaws. Amendments to our articles of incorporation must be approved by our board of directors by a majority vote of the board of directors and by our shareholders by a majority of the voting group comprising all the votes entitled to be cast on the proposed amendment, and a majority of each other voting group entitled to vote separately on the proposed amendment; provided, however, that the affirmative vote of the holders of at least 66- 2/3% of the voting power of all the then-outstanding shares of the stock entitled to vote generally in the election of directors (giving effect to the 10% voting limitation described above), voting together as a single class, is required to amend or repeal certain provisions of the articles of incorporation, including the provisions relating to the number of directors and the filling of Board vacancies, the 10% voting limitation, “Business Combinations” with “Control Persons,” indemnification and amendment of the articles of incorporation. Our bylaws may be amended by our board of directors by vote of a majority of the whole board of directors or by our shareholders by the affirmative vote of a majority of the shares represented and entitled to vote on the subject matter.
Shareholder Nominations and Proposals. Our articles of incorporation generally require a shareholder who intends to nominate a candidate for election to the board of directors to give not less than 14 nor more than 50 days’ advance notice to the Secretary of Heritage. If fewer than twenty-one days’ notice of the annual meeting is given to shareholders, shareholder nominations must be mailed or delivered to Heritage’s chairman by the close of business on the seventh day after the day the notice of the annual meeting is mailed. The notice provision requires a shareholder who desires to raise new business to provide certain information to us concerning the nature of the new business, the shareholder and the shareholder’s interest in the business matter. Similarly, a shareholder wishing to nominate any person for election as a director must provide us with certain information concerning the nominee and the proposing shareholder.
The cumulative effect of the restrictions on a potential acquisition of us that are contained in our articles of incorporation and bylaws, and federal and Washington law, may be to discourage potential takeover attempts and perpetuate incumbent management, even though certain shareholders may deem a potential acquisition to be in their best interests, or deem existing management not to be acting in their best interests.
Federal Law. The Bank Holding Company Act of 1956, as amended, or the BHC Act, generally prohibits any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of the Bank. “Control” is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve Board before acquiring 5% or more of the voting stock of the Bank. The Change in Bank Control Act of 1978, as amended, also prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as us, could constitute acquisition of control of the bank holding company.